FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

  Form 20-F  _____________                       Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _____________

New Found Intercepts 17.8 g/t Au Over 8.3m at 421 Zone, Drills Mineralization 2.7km South of Keats at Grouse Zone

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 20, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 31 diamond drill holes that were completed as part of a follow-up drill program targeting the 421 Zone, a high-grade gold-bearing structure that crosscuts the southern end of the Keats Main Zone, in addition to the results from its first drill program at the historic Grouse Zone, located 2.7km south of Keats, along the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

421 & Grouse Zones Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1130[2]	102.70	111.00	8.30	17.83	421
Including	102.70	103.35	0.65	66.96
And including	108.00	110.00	2.00	44.33
NFGC-22-1005[1]	16.60	21.50	4.90	3.56	Grouse
Including	18.25	18.80	0.55	17.41
And[3]	43.85	45.85	2.00	8.51
Including	43.85	44.85	1.00	17.01
And[3]	50.40	52.60	2.20	6.77
Including	51.20	51.75	0.55	19.14
NFGC-22-1047[3]	61.35	71.05	9.70	1.34	Grouse
NFGC-22-1053[4]	74.60	76.90	2.30	2.74	Grouse
And[1]	89.20	94.75	5.55	2.32
And[4]	136.10	138.10	2.00	2.67

Table 1: 421 & Grouse Zones Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  The 421 Zone is located at the south end of Keats Main and was initially announced in April 2022. This domain of high-grade gold is controlled by the intersection of a series of south-to-southwest dipping gold-bearing structures with the AFZ and the Keats-Baseline Fault Zone (“KBFZ”), the fault that hosts Keats Main, Iceberg, and Iceberg East.
  Today’s highlight interval of 17.8 g/t Au over 8.30m in NFGC-23-1130 was intersected 65m up-plunge of previously reported 11.5 g/t Au over 8.90m in NFGC-23-1182 (July 24, 2023), 57m along strike from previously reported 4.59 g/t over 14.90m in NFGC-22-845 (January 18, 2023) and 88m along strike from previously reported 101 g/t Au over 2.75m in NFGC-23-1089 (July 24, 2023). These intervals span a high-grade domain approximately 90m wide with vertical depths ranging from 70m-130m within a broader series of gold-bearing structures that is 160m wide that make up the 421 Zone.
  A further 2km to the south, at the Grouse Zone, New Found’s first pass drilling has identified significant gold mineralization located 300m east of the AFZ. Grouse is a historic showing discovered by trenching and tested by limited drilling in the early 2000s. Akin to the Knob Zone (located 800m north), Grouse consists of massive to stockwork-style quartz veins developed within and around a thick bed of greywacke hosted by an east-west striking fault zone.
  Highlight intervals of 3.56 g/t Au over 4.90m in NFGC-22-1005, 1.34 g/t Au over 9.70m in NFGC-22-1047 and 2.32 g/t Au over 5.55m in NFGC-22-1053, along with the presence of visible gold (Figure 1) and additional significant intervals reported in this press release, span an area 100m along strike, starting near surface and reaching a depth of 80m.
  The Grouse Zone is now the southernmost gold zone drilled at Queensway North. Measuring from Grouse north to the Everest Zone spans an impressive 6.1km of strike where high-grade gold mineralization has been identified through near-surface drilling, indicating that the gold mineralization footprint of the AFZ continues a full 2.7km south of Keats (Figures 1-4).

Melissa Render, VP of Exploration of New Found, stated: “Not only has this additional drilling greatly improved our understanding of the 421 Zone, and more specifically, the controls on the high-grade gold mineralization, it has also added to the list of high-grade results emanating from the highly prospective AFZ corridor. The 421 Zone is an important structure and continued exploration will aim to follow this fault eastward looking for additional interactions with gold-bearing fault zones. At the same time, we are also pleased to announce initial results from the first-ever drilling at the historic Grouse Zone, located a full 2.7km south of Keats. This small first-pass program has identified significant mineralization over 100m of strike starting at surface and is paired with multiple occurrences of visible gold. These results give us confidence that the AFZ gold mineralizing system extends well south of Keats. Only 30,000m of drilling has been conducted by New Found south of the highway, and this is an obvious area that we will be targeting for future exploration.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-21-78[1]*	102.00	105.70	3.70	2.43	Keats Main
And[1]*	112.25	115.10	2.85	14.89
Including	114.65	115.10	0.45	87.10
And[1]	175.00	177.60	2.60	1.05	Keats FW
And[2]	285.00	290.60	5.60	1.40
NFGC-22-514[2]*	149.00	151.05	2.05	2.06	Keats Main
And[4]	206.10	208.25	2.15	2.20
NFGC-22-912	No Significant Values				Keats HW
NFGC-22-927	No Significant Values				Keats HW
NFGC-22-982	No Significant Values				Keats Main
And[2]	254.20	257.65	3.45	2.32	Keats FW
And[2]	265.80	268.25	2.45	1.18
And[4]	308.45	311.00	2.55	1.23
NFGC-22-1007	No Significant Values				Keats Main
And[4]	327.40	329.65	2.25	2.00	Keats N
NFGC-23-1106	No Significant Values				Keats Main
NFGC-23-1121[1]	100.00	102.90	2.90	2.06	Keats S
NFGC-23-1130[2]	25.75	28.20	2.45	1.29	421
And[4]	38.00	40.85	2.85	1.09
And[4]	43.10	45.60	2.50	1.16
And[4]	52.00	54.00	2.00	1.50
And[2]	102.70	111.00	8.30	17.83
Including	102.70	103.35	0.65	66.96
Including	108.00	110.00	2.00	44.33
And[2]	149.80	152.00	2.20	1.85
NFGC-23-1540[1]	95.00	98.00	3.00	2.01	421
NFGC-23-1589	No Significant Values				421
NFGC-23-1598[1]	104.15	106.60	2.45	1.25	421
NFGC-23-1604[1]	112.00	114.35	2.35	2.13	421
NFGC-22-777[4]	80.00	82.00	2.00	3.73	TCH
NFGC-22-841	No Significant Values				TCH
NFGC-22-897[4]	221.00	224.35	3.35	3.46	TCH
NFGC-23-1104	No Significant Values				TCW
And	No Significant Values				Keats S
NFGC-23-1137[2]	64.75	70.30	5.55	1.05	TCH
And[3]	287.25	289.85	2.60	3.58
NFGC-23-1150[1]	31.95	34.45	2.50	1.69	TCH
NFGC-23-1166[1]	16.70	18.70	2.00	2.35	TCH
And[1]	40.75	48.00	7.25	1.05
NFGC-23-1172	No Significant Values				TCW
NFGC-23-1185	No Significant Values				TCW
NFGC-22-925	No Significant Values				Knob
NFGC-22-1005[1]	16.60	21.50	4.90	3.56	Grouse
Including	18.25	18.80	0.55	17.41
And[3]	43.85	45.85	2.00	8.51
Including	43.85	44.85	1.00	17.01
And[3]	50.40	52.60	2.20	6.77
Including	51.20	51.75	0.55	19.14
NFGC-22-1011	No Significant Values				Grouse
NFGC-22-1016	No Significant Values				Grouse
NFGC-22-1022	No Significant Values				Grouse
NFGC-22-1035[4]	56.70	62.00	5.30	1.45	Knob
NFGC-22-1047[3]	53.90	56.55	2.65	1.86	Grouse
And[3]	61.35	71.05	9.70	1.34
NFGC-22-1053[4]	74.60	76.90	2.30	2.74	Grouse
And[1]	80.30	82.60	2.30	1.08
And[1]	89.20	94.75	5.55	2.32
And[4]	99.30	101.80	2.50	1.32
And[4]	136.10	138.10	2.00	2.67
NFGC-22-1066	No Significant Values				Grouse

Table 2: Summary of composite results reported in this press release for Keats FW, Keats HW, 421, TCW, TCH, Knob and Grouse zones.

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. *Previously reported interval.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-21-78	300	-45	720	658183	5427426	Keats
NFGC-22-514	295	-45.5	387	658295	5427493	Keats
NFGC-22-777	304	-54	488	657637	5426511	TCH
NFGC-22-841	300	-45	347	657531	5426415	TCH
NFGC-22-897	150	-60	350	657272	5426508	TCH
NFGC-22-912	35	-45	144	657902	5427213	Keats
NFGC-22-925	120	-45	236	656959	5425763	Knob
NFGC-22-927	30	-45	138	657970	5427231	Keats
NFGC-22-982	300	-45	395	658325	5427546	Keats
NFGC-22-1005	200	-45	128	656814	5425185	Grouse
NFGC-22-1007	300	-45	434	658369	5427521	Keats North
NFGC-22-1011	85	-45	68	656817	5425186	Grouse
NFGC-22-1016	220	-60	110	656814	5425186	Grouse
NFGC-22-1022	0	-90	68	656839	5425243	Grouse
NFGC-22-1035	180	-45	188	656836	5425243	Grouse
NFGC-22-1047	204	-42	125	656836	5425243	Grouse
NFGC-22-1053	230	-45	143	656835	5425243	Grouse
NFGC-22-1066	0	-90	65	656850	5425284	Grouse
NFGC-23-1104	100	-45	242	657511	5427026	TCH
NFGC-23-1106	300	-45	359	657797	5426931	Keats
NFGC-23-1121	300	-53	203	657798	5426931	Keats
NFGC-23-1130	300	-45	203	657778	5427033	Keats
NFGC-23-1137	120	-45	314	657467	5427101	TCH
NFGC-23-1150	20	-45	341	657463	5427104	TCH
NFGC-23-1166	60	-60	140	657471	5427094	TCH
NFGC-23-1172	340	-45	320	657285	5426772	TCH
NFGC-23-1185	340	-45	350	657364	5426828	TCH
NFGC-23-1540	64	-45	146	657847	5426936	Keats
NFGC-23-1589	73	-60	143	657846	5426934	Keats
NFGC-23-1598	48	-54	161	657847	5426934	Keats
NFGC-23-1604	87	-48	134	657847	5426934	Keats

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 37,700m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated September 20, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $39.5 million as of September 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available at SEDAR+ (www.sedarplus.ca), the Canadian Securities Administrators' national system that all market participants use for filings and disclosure, for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
ckettell@newfoundgold.ca
+1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

	By:	/s/ Collin Kettell
Date: September 20, 2023		Chief Executive Officer